Exhibit 99.1

TechFaith Reports Fourth Quarter and Full Year 2011 Financial Results

Beijing, China, February 29, 2012 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2011.

For the fourth quarter of 2011, TechFaith reported net revenue of US$81.7 million, a 6.2% increase compared to US$76.9 million in the fourth quarter of 2010 due to increased sales volume in the branded mobile phone segment and higher revenue from the Company’s motion gaming business. Gross profit for the fourth quarter of 2011 was US$19.1 million, an 11.2% decrease compared to US$21.5 million in the same quarter last year, due to a materials cost increase combined with a higher inflation rate in China. As a result, gross margin for the fourth quarter of 2011 was 23.4% compared to 27.9% in the same quarter in 2010. Operating expense for the fourth quarter of 2011 was US$15.9 million compared to US$10.2 million in the fourth quarter of 2010, due to increased sales and marketing expenses in support of higher branded mobile phone sales and the Company’s motion gaming business. Net income attributed to TechFaith for the fourth quarter of 2011 was US$2.7 million or US$0.05 per basic and diluted weighted average outstanding ADS, compared to US$8.9 million or US$0.17 per basic and diluted weighted average outstanding ADS in the fourth quarter of 2010.

For the full year ended December 31, 2011, TechFaith reported net revenue of US$323.8 million, a 19.1% increase compared to US$271.9 million for the full year 2010, led by growth in the Company’s branded mobile sales and motion gaming business. Gross profit for the full year 2011 was US$85.2 million, a 27.0% increase compared to US$67.1 million for the full year 2010. Gross margin for the full year 2011 was 26.3% compared to 24.7% for the full year 2010. Operating expense for the full 2011 was US$50.2 million compared to US$32.3 million for the full year 2010, led by higher sales and marketing expenses in support of higher branded mobile phone sales and its motion gaming business. Net income for the full year 2011 was US$27.1 million or US$0.51 per basic and diluted weighted average outstanding ADS, compared to net income of US$27.8 million or US$0.57 and US$0.50 per basic and diluted weighted average outstanding ADS for the full year 2010.

Mr. Defu Dong, Chairman and chief executive officer of TechFaith, said, “TechFaith achieved nearly 20% revenue growth in 2011, as our branded smartphones, mobile phones and ODP (Original Developed Products) helped differentiate us in a challenging global marketplace. We saw pressure on our business throughout the year and expect this to continue in 2012, as the global economic environment has created nearly constant headwinds with weakness in the key end markets we serve.”

Ms. Ouyang Yuping, TechFaith’s chief financial officer, said, “We continue to focus on business opportunities in the ODP, branded mobile phone and gaming markets. We are working to put the appropriate resources in place to support the areas of our business that have the highest potential, while also actively managing our operating expenses. Our strong balance sheet gives us the continued ability to support the long-term business initiatives and strategy central to our long-term success, despite continued expected near-term market weakness.”

Mr. Deyou Dong, President and chief operating officer of TechFaith, said, “We have made considerable headway in our efforts to establish TechFaith as a globally recognized brand. Our success is evidenced by the geographic mix of our revenue 2011, with shipments of our phones to diverse markets including China, South East Asia, Europe, Latin America and Japan. We continue to gain attention due to the value prospect we offer with tailored phones and compelling enterprise solutions. Our history of design expertise allows us to move quickly and to deliver the technically sound, tailored solutions that customers are seeking.”

First Quarter 2012 Outlook

The following forecast reflects the expected material impact of seasonality in the first quarter of 2012. The forecast is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenue for its ODP, branded and gaming businesses to be in the range of US$41 million to US$45 million in the first quarter of 2012. The anticipated decline from the fourth quarter of 2011 and recent revenue levels is driven primarily by the expected material impact of seasonality in the first quarter, combined with higher competition and expected lower overall demand for its ODP and branded mobile phone business.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, February 29, 2012 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Wednesday, February 29, 2012 in Beijing). The dial-in phone number is +1-617-786-2962 or +1-800-901-5213. The conference call passcode is 26631902. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10:00 p.m. U.S. Eastern Time on March 6, 2012, (11:00 a.m., March 7, 2012 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 23416986. A webcast replay will also be available at http://www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global ODP (Original Developed Product) provider for global mobile handsets market. Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing Smartphone market targeting users and Operators through its TecFace brand; Outdoor and Sports enthusiasts through its Jungle brand; and the Teen market through licensed brands. Under the Company’s 17Vee brand, the Company has built a leading, intellectual property based somatic gaming business ranging from Bluetooth enabled somatic gaming controllers and software to a recently launched proprietary set-top somatic game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended	Three Months Ended		Twelve Months Ended
	September 30	December 31		December 31
	2011	2011	2010	2011	2010
	(As adjusted)(1)
Revenues:
ODP	$52,348	$50,711	$55,982	$212,784	$222,549
Brand name phone sales	17,168	19,274	14,366	67,535	38,462
Game	11,131	11,702	6,527	43,481	10,866

Total net revenues	$80,647	$81,687	$76,875	$323,800	$271,877

Cost of revenues:
ODP	$44,423	$45,062	$45,646	$174,991	$180,517
Brand name phone sales	10,379	11,916	7,706	41,280	22,066
Game	6,731	5,630	2,067	22,293	2,202

Total cost of revenues	$61,533	$62,608	$55,419	$238,564	$204,785
Gross Profit	$19,114	$19,079	$21,456	$85,236	$67,092

Operating expenses:
General and administrative	$3,233	$4,453	$5,591	$19,089	$14,711
Research and development	3,687	3,820	2,853	13,541	11,613
Selling and marketing	4,425	7,652	1,771	17,196	6,084
Impairment of goodwill	606	—	—	606	—
Exchange gain	(107)	(69)	(65)	(241)	(85)

Total operating expenses	$11,844	$15,856	$10,150	$50,191	$32,323

Government subsidy income	111	36	8	224	159
Other operating income	175	683	767	2,824	1,109
Income from operations	$7,556	$3,942	$12,081	$38,093	$36,037

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended	Three Months Ended		Twelve Months Ended
	September 30	December 31		December 31
	2011	2011	2010	2011	2010
	(As adjusted)(1)
Interest expense	—	—	—	—	(1)
Interest income	362	388	252	1,365	882
Investment income	—	—	142	—	142
Other income (expenses), net	3	(83)	(120)	(79)	(101)
Change in fair value of derivatives embedded in Convertible notes	—	—	—	—	1,280
Change in fair value of put option	—	(150)	(30)	(150)	(123)

Income before income taxes	$7,921	$4,097	$12,325	$39,229	$38,116
Income tax expenses	(4,249)	(636)	(2,812)	(9,419)	(9,458)

Net income	$3,672	$3,461	$9,513	$29,810	$28,658
Less: net (income) loss attributable to the non-controlling interests	(395)	(776)	(659)	(2,683)	(818)

Net income attributable to TechFaith	$3,277	$2,685	$8,854	$27,127	$27,840

Net income attributable to TechFaith per share
Basic	$0.00	$0.00	$0.01	$0.03	$0.04

Diluted	$0.00	$0.00	$0.01	$0.03	$0.03

Net income attribute to TechFaith per ADS
Basic	$0.06	$0.05	$0.17	$0.51	$0.57

Diluted	$0.06	$0.05	$0.17	$0.51	$0.50

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	732,784,822

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	795,843,605

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	September 30,	September 30,	September 30,
	December 31, 2011	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$250,637	$236,297	$198,536
Accounts receivable, net	6,715	9,070	19,241
Amounts due from a related party	—	4,960	8,061
Inventories	7,984	12,466	17,745
Prepaid expenses and other current assets	17,560	9,864	7,997
Deferred tax assets-current	207	179	163

Total current assets	$283,103	$272,836	$251,743

Plant, machinery and equipment, net	$48,977	$48,130	$41,832
Land use right	10,755	8,304	—
Construction in progress	21,002	15,679	2,576
Acquired intangible assets, net	2,327	2,493	2,799
Goodwill	1,242	1,242	1,848
Deferred tax assets-noncurrent	3	—	—
Other Assets	—	—	3,155

Total assets	$367,409	$348,684	$303,953

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2010, September 30, 2011 and December, 2011 respectively)	8,792	7,520	7,819
Amounts due to related parties	—	48	46
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,272, $841 and $837 as of December 31, 2010, September 30, 2011 and December 31, 2011 respectively)	21,721	17,958	15,195

	September 30,	September 30,	September 30,
	December 31, 2011	September 30, 2011	December 31, 2010
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $339, $208 and $202 as of December 31, 2010, September 30, 2011 and December 31, 2011 respectively)	8,492	8,390	7,450
Deferred revenue	219	307	291

Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,282, $19 and $21 as of December 31, 2010, September 30, 2011 and December 30, 2011 respectively)	1,804	4,094	3,175

Total current liabilities	$41,028	$38,317	$33,976

Long-term loan	290	290	290
Deferred tax liability-non-current	106	114	140

Total liabilities	$41,424	$38,721	$34,406

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	141,667	141,236	139,495
Accumulated other comprehensive income	43,597	40,164	31,098
Statutory reserve	22,631	16,679	16,679
Retained earnings	97,272	100,539	76,097

Total Techfaith shareholders’ equity	$305,183	$298,634	$263,385

Noncontrolling interest	$20,802	$11,329	$6,162

Total shareholders’ equity	$325,985	$309,963	$269,547

Total liabilities and shareholders’ equity	$367,409	$348,684	$303,953

(1)

The Company subsequently reconsidered the accounting of the issuance of the Convertible Notes (“Notes”) in 2009 and decided to restate its 2009 financial statement to reflect a more proper accounting treatment. Previously, we first allocated a portion of the proceeds to the embedded derivatives at fair value, and then allocated the remaining proceeds to the debt host. Since the fair value of embedded derivatives exceeded the net proceeds of the Notes, a debit amount of US$3.2 million for the debt host was recorded at issuance date. We then accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the Notes over the life of the debt instrument assuming no conversion on redemption. Subsequently, to reflect a more proper accounting treatment, we recognized the embedded derivatives at its fair value of US$12.8 million and recognized the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the Notes. As a result, for the three months period ended December 31, 2010, the interest expenses in relation to the Notes was $nil. And for the twelve months period ended December 31, 2010, the interest expense in relation to the Notes was adjusted from US$730,817.0 to US$829.0.